August 17, 2018	Registration Statement Nos. 333-222672 and 333-222672-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$1,059,000

Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF due August 24, 2021

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

●	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of each of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF, which we refer to as the Funds, is greater than or equal to 70.00% of its Initial Value, which we refer to as an Interest Barrier.

●	The notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates (other than the first and final Interest Payment Dates).

●	The earliest date on which the notes may be redeemed early is February 26, 2019.

●	Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

●	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.

●	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●	Payments on the notes are not linked to a basket composed of the Funds. Payments on the notes are linked to the performance of each of the Funds individually, as described below.

●	Minimum denominations of $1,000 and integral multiples thereof

●	The notes priced on August 17, 2018 and are expected to settle on or about August 24, 2018.

●	CUSIP: 48130UCC7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)(3)	Proceeds to Issuer
Per note	$1,000	—	$1,000
Total	$1,059,000	—	$1,059,000

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) J.P. Morgan Securities LLC, which we refer to as JPMS, will pay a referral fee of $4.50 per $1,000 principal amount note to an affiliated or unaffiliated dealer and, with respect to $289,000 aggregate principal amount of notes, a structuring fee of $4.00 per $1,000 principal amount note to other affiliated or unaffiliated dealers. These dealers will forgo any structuring fee with respect to the remaining notes.

The estimated value of the notes, when the terms of the notes were set, was $946.10 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no 4-I dated April 5, 2018, underlying supplement no. 1-I dated April 5, 2018 and the prospectus and prospectus supplement, each dated April 5, 2018

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Funds: The iShares® China Large-Cap ETF (Bloomberg ticker: FXI) and the iShares® MSCI Brazil ETF (Bloomberg ticker: EWZ)

Contingent Interest Payments: If the notes have not been previously redeemed early and the closing price of one share of each Fund on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $34.25 (equivalent to a Contingent Interest Rate of 13.70% per annum, payable at a rate of 3.425% per quarter).

If the closing price of one share of either Fund on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Contingent Interest Rate: 13.70% per annum, payable at a rate of 3.425% per quarter

Interest Barrier / Trigger Value: With respect to each Fund, 70.00% of its Initial Value, which is $29.064 for the iShares® China Large-Cap ETF and $23.296 for the iShares® MSCI Brazil ETF

Pricing Date: August 17, 2018

Original Issue Date (Settlement Date): On or about August 24, 2018

Review Dates*: November 19, 2018, February 19, 2019, May 17, 2019, August 19, 2019, November 18, 2019, February 18, 2020, May 18, 2020, August 17, 2020, November 17, 2020, February 17, 2021, May 17, 2021 and August 17, 2021 (final Review Date)

Interest Payment Dates*: November 27, 2018, February 26, 2019, May 24, 2019, August 26, 2019, November 25, 2019, February 25, 2020, May 26, 2020, August 24, 2020, November 24, 2020, February 24, 2021, May 24, 2021 and the Maturity Date

Maturity Date*: August 24, 2021

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Early Redemption:

We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first and final Interest Payment Dates) at a price, for each $1,000 principal amount note, equal to $1,000 plus the Contingent Interest Payment, if any, applicable to the immediately preceding Review Date. If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Interest Payment Date on which the notes are redeemed early.

Payment at Maturity:

If the notes have not been redeemed early and the Final Value of each Fund is greater than or equal to its Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been redeemed early and the Final Value of either Fund is less than its Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Fund Return)

If the notes have not been redeemed early and the Final Value of either Fund is less than its Trigger Value, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Lesser Performing Fund: The Fund with the Lesser Performing Fund Return

Lesser Performing Fund Return: The lower of the Fund Returns of the Funds

Fund Return:

With respect to each Fund,

(Final Value – Initial Value)
Initial Value

Initial Value: With respect to each Fund, the closing price of one share of that Fund on the Pricing Date, which was $41.52 for the iShares® China Large-Cap ETF and $33.28 for the iShares® MSCI Brazil ETF

Final Value: With respect to each Fund, the closing price of one share of that Fund on the final Review Date

Share Adjustment Factor: With respect to each Fund, the Share Adjustment Factor is referenced in determining the closing price of one share of that Fund and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor of each Fund is subject to adjustment upon the occurrence of certain events affecting that Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

How the Notes Work

Payment in Connection with the First Review Date

Payments in Connection with Review Dates (Other than the First and Final Review Dates)

PS-2 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

Payment at Maturity If the Notes Have Not Been Redeemed Early

Total Contingent Interest Payments

The table below illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes based on the Contingent Interest Rate of 13.70% per annum, depending on how many Contingent Interest Payments are made prior to early redemption or maturity.

Number of Contingent Interest Payments	Total Contingent Interest Payments
12	$411.00
11	$376.75
10	$342.50
9	$308.25
8	$274.00
7	$239.75
6	$205.50
5	$171.25
4	$137.00
3	$102.75
2	$68.50
1	$34.25
0	$0.00

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to two hypothetical Funds, assuming a range of performances for the hypothetical Lesser Performing Fund on the Review Dates.

The hypothetical payments set forth below assume the following:

●	the notes have not been redeemed early;

●	an Initial Value for the Lesser Performing Fund of $100.00;

●	an Interest Barrier and a Trigger Value for the Lesser Performing Fund of $70.00 (equal to 70.00% of its hypothetical Initial Value); and

●	a Contingent Interest Rate of 13.70% per annum (payable at a rate of 3.425% per quarter).

PS-3 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

The hypothetical Initial Value of the Lesser Performing Fund of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value of either Fund. The actual Initial Value of each Fund is the closing price of one share of that Fund on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing prices of one share of each Fund, please see the historical information set forth under “The Funds” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes have NOT been redeemed early and the Final Value of the Lesser Performing Fund is greater than or equal to its Trigger Value.

Date	Closing Price of One Share of Lesser Performing Fund	Payment (per $1,000 principal amount note)
First Review Date	$95.00	$34.25
Second Review Date	$85.00	$34.25
Third through Eleventh Review Dates	Less than Interest Barrier	$0
Final Review Date	$90.00	$1,034.25
	Total Payment	$1,102.75 (10.275% return)

Because the notes have not been redeemed early and the Final Value of the Lesser Performing Fund is greater than or equal to its Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,034.25 (or $1,000 plus the Contingent Interest Payment applicable to the final Review Date). When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,102.75.

Example 2 — Notes have NOT been redeemed early and the Final Value of the Lesser Performing Fund is less than its Trigger Value.

Date	Closing Price of One Share of Lesser Performing Fund	Payment (per $1,000 principal amount note)
First Review Date	$40.00	$0
Second Review Date	$45.00	$0
Third through Eleventh Review Dates	Less than Interest Barrier	$0
Final Review Date	$50.00	$500.00
	Total Payment	$500.00 (-50.00% return)

Because the notes have not been redeemed early, the Final Value of the Lesser Performing Fund is less than its Trigger Value and the Lesser Performing Fund Return is -50.00%, the payment at maturity will be $500.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

●	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been redeemed early and the Final Value of either Fund is less than its Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Fund is less than its Initial Value. Accordingly, under these circumstances, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

●	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —

PS-4 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

If the notes have not been redeemed early, we will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of each Fund on that Review Date is greater than or equal to its Interest Barrier. If the closing price of one share of either Fund on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. Accordingly, if the closing price of one share of either Fund on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

●	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

●	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation of either Fund, which may be significant. You will not participate in any appreciation of either Fund.

●	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

●	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE PRICE OF ONE SHARE OF EACH FUND —

Payments on the notes are not linked to a basket composed of the Funds and are contingent upon the performance of each individual Fund. Poor performance by either of the Funds over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Fund.

●	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING FUND.

●	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE FINAL REVIEW DATE —

If the Final Value of either Fund is less than its Trigger Value and the notes have not been redeemed early, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Lesser Performing Fund.

●	THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If we elect to redeem your notes early, the term of the notes may be reduced to as short as approximately six months and you will not receive any Contingent Interest Payments after the applicable Interest Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where we elect to redeem your notes before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

●	YOU WILL NOT RECEIVE DIVIDENDS ON EITHER FUND OR THE SECURITIES HELD BY EITHER FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUNDS OR THOSE SECURITIES.

●	THERE ARE RISKS ASSOCIATED WITH THE FUNDS —

The Funds are subject to management risk, which is the risk that the investment strategies of the applicable Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Funds and, consequently, the value of the notes.

PS-5 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

●	THE PERFORMANCE AND MARKET VALUE OF EACH FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THAT FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

Each Fund does not fully replicate its Underlying Index (as defined under “The Funds” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of each Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of each Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying a Fund (such as mergers and spin-offs) may impact the variance between the performances of that Fund and its Underlying Index. Finally, because the shares of each Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of each Fund may differ from the net asset value per share of that Fund.

During periods of market volatility, securities underlying each Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Fund and the liquidity of that Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of shares of a Fund may vary substantially from the net asset value per share of that Fund. For all of the foregoing reasons, the performance of each Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

●	NON-U.S. SECURITIES RISK —

The equity securities held by the Funds have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

●	EMERGING MARKETS RISK —

The equity securities held by the Funds have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

●	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the equity securities held by each Fund are converted into U.S. dollars for purposes of calculating the net asset value of that Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by that Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by a Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of a Fund will be adversely affected and any payment on the notes may be reduced.

●	THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for each Fund for certain events affecting the shares of that Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

●	THE RISK OF THE CLOSING PRICE OF ONE SHARE OF A FUND FALLING BELOW ITS INTEREST BARRIER OR TRIGGER VALUE IS GREATER IF THE PRICE OF ONE SHARE OF THAT FUND IS VOLATILE.

●	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

PS-6 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

●	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the referral fee, the structuring fee, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

●	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude the referral fee and the structuring fee and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

●	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the referral fee, structuring fee, projected hedging profits, if any, estimated hedging costs and the prices of one share of the Funds. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-7 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

The Funds

The iShares® China Large-Cap ETF is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of large-capitalization Chinese equities that trade on the Hong Kong Stock Exchange, which we refer to as the Underlying Index with respect to the iShares® China Large-Cap ETF. The Underlying Index for the Fund is currently the FTSE® China 50 Index. The FTSE® China 50 Index is composed of 50 of the largest and most liquid Chinese stocks listed and trading on the Hong Kong Stock Exchange and is designed to represent the performance of the mainland Chinese market that is available to international investors. For additional information about the iShares® China Large-Cap ETF, see Annex A in this pricing supplement.

The iShares® MSCI Brazil ETF is an exchange-traded fund of iShares®, Inc., a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of Brazilian equities, which we refer to as the Underlying Index with respect to the iShares® MSCI Brazil ETF. The Underlying Index for the iShares® MSCI Brazil ETF is currently the MSCI Brazil 25/50 Index. The MSCI Brazil 25/50 Index is designed to measure the performance of the large- and mid-cap segments of the Brazilian equity market. It applies certain investment limits that are imposed on regulated investment companies under the current U.S. Internal Revenue Code. For additional information about the iShares® MSCI Brazil ETF, see “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement.

Historical Information

The following graphs set forth the historical performance of each Fund based on the weekly historical closing prices from January 4, 2013 through August 17, 2018. The closing price of one share of the iShares® China Large-Cap ETF on August 17, 2018 was $41.52. The closing price of one share of the iShares® MSCI Brazil ETF on August 17, 2018 was $33.28. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Funds, such as stock splits.

The historical closing prices of one share of each Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of either Fund on any Review Date. There can be no assurance that the performance of the Funds will result in the return of any of your principal amount or the payment of any interest.

PS-8 | Structured Investments Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® China Large-Cap ETF and the iShares® MSCI Brazil ETF

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2019 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its

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application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity. However, under a 2015 IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the referral fee paid to an affiliated or unaffiliated dealer, the structuring fee paid to other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the

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notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Funds” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the referral fee paid to an affiliated or unaffiliated dealer, plus the structuring fee paid to other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the fifth business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

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You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 4-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004519/dp87528_424b2-ps4i.pdf

●	Underlying supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf

●	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

 Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The iShares® China Large-Cap ETF

All information contained in this pricing supplement regarding the iShares® China Large-Cap ETF (the “FXI Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The FXI Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the FXI Fund. The FXI Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “FXI.”

The FXI Fund seeks to track the investment results, before fees and expenses, of an index composed of large-capitalization Chinese equities that trade on the Hong Kong Stock Exchange (the “HKSE”), which is currently the FTSE® China 50 Index. For additional information about the FXI Fund, see the information set forth under “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement. For the purposes of the accompanying underlying supplement, the FXI Fund is an “iShares® ETF.”

The FTSE® China 50 Index

All information contained in this pricing supplement regarding the FTSE® China 50 Index (the “China 50 Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information. This information reflects the policies of, and is subject to change by FTSE Russell. FTSE Russell has no obligation to continue to publish, and may discontinue publication of, the China 50 Index.

The China 50 Index (in Hong Kong dollars) is reported by Bloomberg L.P. under the ticker symbol “XINOI.”

The China 50 Index is an index calculated, published and disseminated by FTSE Russell. Originally launched in 2001 as the FTSE® China 25 Index, the index was expanded effective on September 22, 2014 to 50 stocks and renamed the FTSE® China 50 Index. The China 50 Index is composed of 50 of the largest and most liquid Chinese stocks listed and trading on the HKSE and is designed to represent the performance of the mainland Chinese market that is available to international investors.

Composition of the FTSE® China 50 Index

The China 50 Index is currently based on 50 of the largest and most liquid Chinese stocks (called “H” shares, “Red Chip” shares and “P Chip” shares), listed and trading on the HKSE. “H” shares are securities of companies incorporated in the People’s Republic of China and listed on the HKSE. “Red Chip” shares are securities of companies incorporated outside of the People’s Republic of China that are substantially owned, directly or indirectly, by mainland China state entities with the majority of their revenue or assets derived from mainland China and traded on HKSE. “P Chip” shares are securities of companies incorporated outside of the People’s Republic of China that trade on the HKSE, but that are controlled by mainland China individuals, with the establishment and origin of the company in mainland China and with a majority of its revenue or assets derived from mainland China.

Standards for Listing and Maintenance

Currently, only H shares, Red Chip and P Chip shares are eligible for inclusion in the China 50 Index. All classes of equity in issue are eligible for inclusion in the China 50 Index, subject to certain restrictions; however, each constituent must also be a constituent of the FTSE® All-World Index. The FTSE® All-World Index is a market-capitalization weighted index designed to represent the performance of the large- and mid-capitalization stocks from the FTSE® Global Equity Index Series and covers approximately 90% to 95% of the world’s investable market capitalization. Companies whose business is that of holding equity and other investments (e.g., investment trusts) are not eligible for inclusion. Convertible preference shares and loan stocks are excluded until converted.

Securities must be sufficiently liquid to be traded; therefore, the following criteria, among others, are used to ensure that illiquid securities are excluded:

•	Price. There must be an accurate and reliable price for the purposes of determining the market value of a company.

•	Liquidity. Each security is tested for liquidity on a semi-annual basis in March and September by calculation of its monthly median of daily trading volume as part of the FTSE® All-World Index review. When calculating the median of daily trading volume of any security for a particular month, a minimum of 5 trading days in that month must exist, otherwise the month will be excluded from the test.

For each month, the daily trading volume for each security is calculated as a percentage of the shares in issue for that day adjusted by the free float at the review cutoff date. These daily values are then ranked in descending order and the median is taken by selecting the value for the middle ranking day if there is an odd number of days and the mean of the middle two if there is an even number of days.

Daily totals with zero trades are included in the ranking; therefore, a security that fails to trade for more than half of the days in a month will have a zero median trading volume for that month.

Any period of suspension will not be included in the test.

The liquidity test will be applied on a pro-rata basis where the testing period is less than 12 months:

(a) A non-constituent which does not turnover at least 0.05% of their shares in issue (after the application of any free float weightings) based on their median daily trading volume per month in ten of the twelve months prior to a full market review, will not be eligible for inclusion in the China 50 Index.

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(b) An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trading volume per month for at least eight of the twelve months prior to a full market review will be removed from the China 50 Index.

(c) New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trading volume each month, on a pro-rata basis since listing. When testing liquidity, the free float weight as at the last date in the testing period will be used for the calculation for the whole of that period. This rule will not apply to new issues added under fast entry inclusion as part of the FTSE® All-World Index review.

At the sole discretion of FTSE Russell, the above percentage figures may be adjusted by up to 0.01% at the March and September reviews so that, in FTSE Russell’s opinion, the China 50 Index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

At the March and September reviews of the FTSE® All-World Index, newly listed companies will have their liquidity assessed on a pro-rata basis.

•	New Issues. New issues, which do not qualify as early entrants, will become eligible for inclusion at the March and September reviews of the FTSE® All-World Index providing they have, since the commencement of official non-conditional trading, a minimum of at least three trading months prior to the date of that review and turnover at least 0.05% of their free float adjusted shares in issue based on their median daily trading volume each month, on a pro rata basis since their listing.

The inclusion of early entries will not require a minimum trading record.

To assist in the oversight of the China 50 Index, FTSE Russell has established the FTSE Russell Asia Pacific Regional Equity Advisory Committee. The responsibilities of the committee are to:

•	discuss proposed changes to the ground rules of the China 50 Index and other indices for subsequent discussion by the FTSE Russell Governance Board;

•	provide guidance on the development and construction of new equity indices for the Asia Pacific region;

•	comment on the index reviews for the China 50 Index and other indices; and

•	periodically review the ground rules for the China 50 Index and other indices at the frequency set out in those rules.

Computation of the FTSE® China 50 Index

The China 50 Index is calculated using the free float index calculation methodology of the FTSE Group. The China 50 Index is calculated using the following formula:

where:

“N” is the number of securities in the China 50 Index;

“pi” is the latest trade price of the component security “i” (or the price at the close of the China 50 Index on the previous day);

“ei” is the exchange rate required to convert the security’s currency into the China 50 Index’s base currency;

“si” is the number of shares in issue used by FTSE Russell for the security;

“fi” is the investability weighting factor published by FTSE Russell, to be applied to such security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents a 100% free float;

“ci” is the capping factor published by FTSE Russell to be applied to a security to correctly weight that security in the China 50 Index; and

“d” is the divisor, a figure that represents the total issued share capital of the China 50 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities to be made without distorting the China 50 Index.

The capping factor serves to limit the weight of any individual company to no more than 9% of the China 50 Index and to limit the aggregate weight of all companies that have a weight greater than 4.5% to no more than 38% of the China 50 Index.

The China 50 Index uses actual trade prices for securities with local stock exchange quotations.

Free float restrictions are calculated using available published information. Companies with a free float of 5% or below are excluded from the China 50 Index. In June, a constituent’s free float will be updated regardless of size. No buffers are applied. At the March,

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September and December quarterly updates, a constituent with a free float greater than 15% will have its free float updated if it moves by more than 3 percentage points above or below the existing free float. For example, Company A on a free float of 30% would trigger a change if its free float moved to above 33% or below 27%. A constituent with a free float of 15% or below will be subject to a 1 percentage point threshold. For example, Company B on a free float of 8% would trigger a change if its free float moved to above 9% or below 7%. Quarterly updates to free float will be applied after the close of business on the third Friday of March, June, September and December. The data cut-off for these quarterly changes will be the close of business on the third Wednesday of the month prior to the review month. Free float changes resulting from corporate events will not be subject to the buffers as detailed above and will be implemented in line with the event.

The China 50 Index will be periodically reviewed for changes in free float. These reviews will coincide with the quarterly reviews China 50 Index. Implementation of any changes will happen at close of trading on the third Friday in March, June, September and December.

A constituent’s free float will also be reviewed and adjusted if necessary:

•	by identifying information which necessitates a change in free float weighting;

•	following a corporate event; or

•	expiry of a lock-in clause.

If a corporate event includes a corporate action which affects the China 50 index, any change in free float will be implemented at the same time as the corporate action.

Foreign ownership limits, if any, will be applied after calculating the actual free float restriction. FTSE Russell’s methodology takes account of the restrictions placed on the equity holdings of foreigners in a company where these have been imposed by governments or regulatory authorities, for example on strategically sensitive industrial sectors such as defense and telecommunications, or where they have been explicitly set out in a company’s constitution. Where the presence of foreign ownership restrictions creates a limit on foreign ownership that is more restrictive than the calculated free float for a company, the precise foreign ownership limit is used in place of the free float for the purposes of calculating the company’s investability weight. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the above.

Where a company’s shares are issued partly, or nil, paid and the call dates are already determined and known, the market price will, for the purposes of calculating its market capitalization, be adjusted so as to include all such calls (i.e., the fully paid price).

Periodic Review of Constituents

The quarterly review of the China 50 Index constituents takes place in March, June, September and December. The constituents will be reviewed using data from the close of business on the Monday following the third Friday in February, May, August and November. Where there is a market holiday in either China or Hong Kong on the Monday following the third Friday, the close of business on the last trading day prior to the Monday after the third Friday, where both markets are open, will be used. Any constituent changes will be implemented after the close of business on the third Friday of March, June, September and December.

At the quarterly review, the constituents of the FTSE 50 Index are capped using prices adjusted for corporate actions as at the close of business on the second Friday in March, June, September and December. The capping is implemented after close of business on the third Friday in March, June, September and December based on the constituents, shares in issue and free float on the next trading day following the third Friday of the review month.

Quarterly changes are published after the close of business on the Wednesday before the first Friday of March, June, September and December to give users of the China 50 Index sufficient notification of the changes before their implementation.

At review, all constituents of the China 50 Index must be existing or pending constituents to the FTSE® All-World Index, i.e., the review will take into consideration any constituent changes to the FTSE® All-World Index as announced by FTSE Russell and will therefore be conducted before the implementation date of these changes.

A company will be inserted into the China 50 Index at the periodic review if it rises to 40th position or above when the eligible companies are ranked by full market capitalization (before the application of any investability weightings).

A company in the China 50 Index will be deleted at the periodic review if it falls to 61st position or below when the eligible companies are ranked by full market value (before the application of any investability weightings).

A constant number of constituents will be maintained for the China 50 Index. Where a greater number of companies qualify to be inserted in the China 50 Index than those qualifying to be deleted, the lowest ranking constituents presently included in the China 50 Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the China 50 Index will be inserted to match the number of companies being deleted at the periodic review.

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